U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

May 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andi Carpenter and Kevin Stertzel

Re:	Enviva Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 1, 2023 File No. 001-37363

Ladies and Gentlemen:

Enviva Inc. (the “Company,” “we,” “us,” or “our”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 21, 2023 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-37363) filed with the Commission on March 1, 2023 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors Impacting Comparability of Our Financial Results, page 33

1.	We note in the fourth quarter of 2022, you appear to have entered into both purchase and sale contracts with the same customer, which you describe as “deferred gross margin transactions”. Please tell us and disclose in future filings, the material terms of these contracts and the business purpose of the arrangement.

We respectfully acknowledge the Staff’s comment regarding our Deferred Gross Margin Transactions.

Our primary sales strategy, as disclosed in our periodic reports, is to fully contract the wood pellet production from our plants under long-term, take-or-pay off-take contracts with a diversified and creditworthy customer base. In addition to selling volumes produced in our plants, we also pursue a strategy of purchasing approximately 15% to 20% of our product sales volumes from third parties, which diversifies sources of product volumes and enables us to ship from additional locations to optimize shipping and delivery optionality. Furthermore, our off-take contracts generally provide us with the opportunity to increase or decrease the volume of contracted shipments by a certain percentage and to shift the delivery schedule within a contract year subject to certain limitations. That flexibility, enabled by our multi-plant profile, deep water marine terminals, and long-term shipping contracts, can create opportunities to optimize our gross margin when we sell under short-term contracts in times when spot market prices are elevated or, conversely, when we purchase third- party volumes during times when spot market prices are depressed.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

On four separate occasions in the fourth quarter of 2022, we executed a contract to sell wood pellets to, and a contract to purchase wood pellets from, an existing, long-term customer, which is one of Europe’s largest consumers and traders of biomass. The existing long-term sales contracts with the customer were entered into in 2018, 2019, and February and May 2022, and provide for sales of approximately 2,460,000 metric tons (“MT”) of wood pellets through 2026. The four sales contracts executed in the fourth quarter of 2022 provided for aggregate volumes of approximately 340,000 MT of wood pellets that were loaded on vessels primarily during the fourth quarter of 2022, for delivery to the customer. The four purchase contracts executed in the fourth quarter of 2022 provided for aggregate volumes of approximately 1,760,000 MT of wood pellets to be loaded during 2023, 2024, and 2025. Due to pricing dynamics at the time the sales contracts and purchase contracts were entered into, the price per MT under the sales contracts executed in the fourth quarter of 2022 were higher than the prices under the purchase contracts.

The business purpose of the purchase contracts from this customer was to support our aforementioned strategy of securing approximately 15% to 20% of our product sales volumes from third parties, which diversifies sources of product volumes and enables us to ship from additional locations to optimize shipping and delivery optionality. Further, the Company believed at the time of purchase, and continues to believe, that the global wood pellet market is substantially structurally short for the foreseeable future, such that the fourth-quarter 2022 purchases provide the Company with physical volumes to flexibly capture margin opportunities in future periods. The business purpose of the sales contracts was to opportunistically transact on the significantly elevated spot market prices experienced during the fourth quarter of 2022.

Results of Operations

Adjusted Gross Margin and Adjusted Gross Margin Per Metric Ton, page 39

2.	Please address the following regarding your Adjusted Gross Margin and Adjusted Net Loss non-GAAP measures:

•	Explain to us in greater detail the nature of the “Support Payments” and why you believe it is appropriate to adjust your gross margins for payments you have received.

We respectfully acknowledge the Staff’s comment regarding our adjustment of the Company’s gross margins for the Support Payments.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

As background, prior to the Company’s conversion to a corporation, it was party to several agreements with its former sponsor, Enviva Holdings, LP (collectively with certain of its subsidiaries, “Holdings”), including make-whole agreements, management services agreement fee waiver letter agreements, and an interim service agreement associated with the Company’s previous acquisition of production plants, pursuant to which Holdings agreed to provide various services and other ongoing operational and financial support to the Company (the “Pre-Existing Support Obligations”). The Company’s business strategy was to own and operate fully commissioned and ramped-up wood pellet production plants and marine terminal assets underwritten by long-term, take-or-pay off-take agreements. Holdings’ business involved, among other things, the developing and constructing of fully contracted production plants and marine terminal assets. The original intent was that Holdings would offer to sell to the Company the production plants and marine terminal assets, together with the associated off-take contracts, following completion of construction, commissioning, and ramp-up of the plant and terminal assets. At that time, the assets would have predictable and stable cash flows. The Pre-Existing Support Obligations were primarily put in place to address situations in which the Company acquired plant and/or terminal assets from Holdings before they were fully commissioned and ramped-up, as a means of assuring the Company’s cash flows from the assets during the commissioning and ramp periods.

By virtue of the simplification transaction (the transaction in which the Company acquired Holdings) completed in 2021, Holdings’ Pre-Existing Support Obligations would have been eliminated. However, the Company and the former owners of Holdings entered into that certain Support Agreement, dated October 14, 2021, pursuant to which the Pre-Existing Support Obligations were consolidated and converted into fixed cash payment amounts to be paid to the Company by the former equity owners of Holdings (the “Support Payments”).

The substance of the Pre-Existing Support Obligations varied, but primarily comprised Holdings’ obligation to incur expenses for the benefit of the Company, which expenses were not reimbursed by the Company or otherwise borne by the Company or its equity owners (“MSA Fee Waivers”). Prior to the simplification, the Company determined it was appropriate to present Adjusted Gross Margin by adding the MSA Fee Waivers because they represented non-cash expenses borne by the Company. After the simplification transaction, the Company incurred cash expenses it would not have borne under the MSA Fee Waivers, but with an offsetting cash payment from the former owners of Holdings. For consistency of presentation, the Company determined to make similar adjustments for the Support Payments. The Company does not expect to receive any further Support Payments for the foreseeable future and, in any event, the Company does not intend to make any similar adjustments for Support Payments for future periods.

•	In the table shown on page 39, you present Adjusted Gross Margin per Metric Ton without presenting a similar GAAP based metric with greater or equal prominence. Further, your discussion and analysis of your non-GAAP measures should include similar discussion and analysis of a GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the SEC’s Compliance and Disclosure Interpretations for Non-GAAP measures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

We acknowledge the Staff’s comment regarding our use of Adjusted Gross Margin per Metric Ton (“AGM/MT”). In future periods the Company will present a GAAP based metric similar to AGM/MT with equal or greater prominence and will include a discussion and analysis of the GAAP measure prior to its discussion and analysis of AGM/MT.

•	Explain to us what amounts you are including in your line item “Executive Separation”, as it appears based on your disclosure on page 40, that some elements of this expense are normal, recurring, cash operating expenses. Refer to Question 100.01 of the SEC’s Compliance and Disclosure Interpretations for Non-GAAP measures.

We respectfully acknowledge the Staff’s comment regarding the line item of “Executive Separation” in our 2022 Form 10-K. Our Executive Separation line item refers to extraordinary costs that are not necessary to operate our business.

In connection with the departure of our former Chief Executive Officer and Chairman of the board of directors, John K. Keppler, we incurred certain one-time compensation costs related to Mr. Keppler’s departure, including a severance payment under Mr. Keppler’s employment agreement and the payment and acceleration of vesting of certain equity grants. The elements included in the separation payments paid to Mr. Keppler were one-time payments related solely to Mr. Keppler’s departure that would not have been made but for his departure.

Given the unique payments included in the Executive Separation line item, we do not believe these payments are normal, recurring, cash operating expenses necessary to operate our business and have therefore presented them accordingly in our non-GAAP financial presentation.

•	We note your adjustment for the Effects of the war in Ukraine includes some amount of adjustment for increased energy prices. It is unclear how the increase in energy prices is not a result of other inflationary factors and is directly attributable to the conflict in Ukraine. Tell us the amount of your adjustment that is represented by increased energy prices, how you determined the adjustment amount and why you believe it is an appropriate non-GAAP measure adjustment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

We respectfully acknowledge the Staff’s comment. All of the $5.1 million of incremental costs during the year ended December 31, 2022 disclosed in the Form 10-K as attributable to the Effects of the war in Ukraine were incurred during the first quarter of 2022, with no adjustments made for the Effects of the war in Ukraine subsequent to March 31, 2022. Of the $5.1 million, $3.9 million is represented by increased energy prices incurred, and the remaining $1.2 million is represented by incremental costs incurred due to severe disruptions in shipping markets, in each case in the first quarter of 2022 leading up to and immediately following the Russian invasion of Ukraine. The Company determined the foregoing amounts by estimating (a) incremental costs of fuel in our plant operations, primarily by measuring the difference between prevailing forward curve pricing for the applicable commodities prior to the first quarter of 2022 as compared to actual costs incurred during the first quarter of 2022, (b) incremental costs of fuel in our fiber procurement and inland logistics, which were calculated using a similar methodology as for plant operations but with an additional step of estimating the fuel component of the delivered cost of fiber, and (c) incremental costs incurred, on a ship-by-ship basis, related to severe dislocations within our third-party shipping partners’ operations related to demurrage and to loading, transporting, and unloading our wood pellets. The Company believes this was an appropriate non-GAAP adjustment because the sudden increase in energy costs and severe disruption in shipping markets were not expected to be part of ongoing operations for the business. The Company does not intend to make any future similar adjustments for the conflict in Ukraine or other similar macro or geopolitical events.

Distributable Cash Flow, page 42

3.	Please address the following regarding your Distributable Cash Flow Non-GAAP measure:

•	We note your measure reconciles a Non-GAAP measure to another Non-GAAP measure. Modify your presentation to provide a reconciliation of Distributable Cash Flow to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.

We respectfully acknowledge the Staff’s comment. The Company acknowledges that the table on page 42 of the Form 10-K did not provide a direct reconciliation of Distributable Cash Flow to Net loss. However, as discussed below, the Company has ceased using Distributable Cash Flow as a non-GAAP financial measure and does not intend to present it in future filings.

•	Explain to us what your Distributable Cash Flow measure represents and how it is meaningful to investors. It is unclear what information your measure is attempting to convey. We note you include an adjustment for maintenance capital but omit growth capital expenditures, when both appear necessary to conduct your operations. It is unclear how your measure represents “distributable cash” for dividend purposes, given your stated capital requirements for fiscal year 2023. Refer to Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

We respectfully acknowledge the Staff’s comment regarding the Distributable Cash Flow measure and note that Distributable Cash Flow was a common Non-GAAP financial measure utilized by analysts and investors in relation to master limited partnerships (“MLPs”), such as the Company prior to its corporate conversion that occurred effective December 31, 2021. Prior to the corporate conversion, the Company, as an MLP, generally financed its growth capital expenditures through a combination of debt and equity financing, such that Distributable Cash Flow was viewed as an appropriate measure of the cash generating performance of the Company over time that could be used to analyze the ability of its business in relation to distributions (or dividends). Following the corporate conversion, the Company determined to continue to present Distributable Cash Flow for continuity purposes, but subsequent to the filing of the Form 10-K has determined to cease presenting this measure.

•	We note your disclosure which states you do not rely on Distributable Cash Flow as a liquidity measure. Explain to us how your measure is not a liquidity measure, as it appears to represent a modified version of Free Cash Flow and includes the words “Cash Flow” in the description. In addition, you state the measure represents your “cash-generating performance” compared to the dividends expected to be paid to your shareholders, which appears to further indicate a liquidity measure. To the extent you are able to support your measure isn’t a liquidity measure, it appears at a minimum, you should modify the description of the measure to avoid investor confusion. Refer to Question 100.05 of the SEC’s Compliance and Disclosure Interpretations for Non-GAAP Measures for guidance.

We respectfully acknowledge the Staff’s comment regarding the Distributable Cash Flow measure. Due to the integral relationship between cash flow performance and liquidity, we understand that distributable cash flow could be viewed as both a performance measure and a liquidity measure. However, Distributable Cash Flow does differ, potentially significantly, from the calculation of cash provided by operating activities as Distributable Cash Flow adjusts for maintenance capital expenditures not included in our GAAP statement of cash flows, and excludes fluctuations in working capital. Furthermore, we have not used Distributable Cash Flow to measure our liquidity as we have used other metrics to assess our liquidity (e.g., cash on hand and available capacity under our revolver). Given the widespread and commonly understood use of the term “Distributable Cash Flow” across MLPs, we do not believe the use of the term resulted in any investor confusion. In any event, the Company respectfully notes that it has ceased presenting Distributable Cash Flow and does not expect to do so in future filings.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at 240-482-3787 or shai.even@envivabiomass.com.

Sincerely,

/s/ Shai S. Even
Name: Shai S. Even
Title: Executive Vice President and Chief Financial Officer